ASSET PURCHASE AGREEMENT

Asset Purchase Agreement dated as of August 18, 1995 (the
"Agreement"), between TRISM, INC., a Delaware corporation (
"Buyer"), on the one hand, and, on the other, C. I. Whitten
Transfer Company, a Delaware corporation ("Seller") and
Intrenet, Inc., an Indiana corporation ("Seller's Parent
Company").

                       W I T N E S S E T H:

     WHEREAS, Seller wishes to sell and Buyer wishes to purchase certain Assets (as defined herein), and assume certain obligations (as defined herein), all subject to and upon the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, representations and warranties hereinafter contained, and intending to be legally bound hereby, Buyer, Seller and Seller's Parent Company hereby agree as follows:

1.   TERMS OF PURCHASE AND SALE; CLOSING.

1.1 Purchase and Sale of Assets. Upon the bases of the representations and warranties and subject to the terms and conditions of this Agreement, Buyer agrees to purchase and acquire from Seller and Seller agrees to sell, convey, transfer, assign and deliver to Buyer on the Closing Date (as defined in Section 1. 8 hereof ) the Assets (as defined below) , against receipt by Seller on the Closing Date of the Purchase Price specified in Section 1.3 hereof. The term the "Business" shall mean Seller's business as a truckload carrier of munitions, classes A and B explosives, articles designated sensitive by the United States government, and hazardous waste materials. The term "Asset" or "Assets" shall mean and include all of the goodwill, property, rights, and franchises of the Seller of every nature and description, personal and mixed, wheresoever located, used in connection with the Business other than the Excluded Assets (as defined below), including without limitation as follows:

     (a) Tractors. Ten (10) used over-the-road tractors (the "Used Tractors"), further described on Schedule 1.1(a) hereto;
  (b) Trailers. Thirteen (13) miscellaneous flatbed trailers; thirty (30) 1992 model Fontaine Twistlock flatbed trailers; one hundred and twenty nine (129) 1988 model Fruehauf van trailers; and one (1) 1987 Utility refrigerated trailer (collectively the "Trailers"), further described on Schedule 1.1(b) hereto;
(c)  Drom Boxes.  One hundred eighty (180) less-than-truckload
freight boxes (the "Drom Boxes");     (d)  QualComm Units.  One
hundred (100) mobile satellite communication outfits (each consisting of a transporter, receiver, antennae and keyboard) manufactured by QualComm, Inc. (the "QualComm Units") further
described on Schedule 1.1(d) hereto;     (e)  Real Estate.  Fee
simple title to that real property owned by Seller located in Greene County, Indiana (the "Crane Facility"), further described in Schedule 1.1(e) hereto, together with all of Seller's improvements thereon, free and clear of any and all liens and
encumbrances except for accrued tax obligations not due;     (f)
 Miscellaneous Assets. All tangible and intangible personal property used by Seller in the operation of the Business, other than the Excluded Assets (as defined below), such as but not limited to the following (collectively referred to as the "Other Miscellaneous Assets"): (1) service vehicles, such as automobiles, mobile cranes, forklifts, service trucks and straight trucks, and all furniture, furnishings, and office equipment used by Seller in the Business, further described on
Schedule 1.1(f); (2) the unexpired portion of all licenses and permits; (3) extra equipment, such as but not limited to tarpaulins, chains, binders and winches, and other cargo securements and articles required by the U.S. Department of Transportation, and all fuel on board the Used Tractors and the tractors described in Section 1.1(h) below; (4) the right to acquire all operating rights issued to Seller by the Interstate Commerce Commission and state public service commissions or other governmental agencies (including Canadian provinces) regarding economic regulation of transportation; (5) the exclusive right to use the name "C. I. Whitten Transfer Company" and any derivation thereof; (6) all customer lists and card files disclosing the identities of Seller's customers and prospective customers; and (7) the sole right to assert any "undercharge" claims against customers, consignors and/or consignees in connection with transportation services rendered by Seller prior to Closing based upon a "filed rate doctrine" or
other similar legal theory;     (g)  Drivers.  No fewer than (1)
33 two-driver teams qualified to transport munitions, and (2) 25 single drivers, as further described on Schedule 1.1(g) hereto and subject to the further terms and conditions as set forth
thereon;     (h)  Assumed Leases.  All of Seller's interest in
(1) the leasehold interest in and leasehold improvements to or upon the leased property located at or near Ona, West Virginia in Cabell County, a copy of which is attached hereto as Schedule 1.1(h)(1); and (2) the equipment leases of Seller in connection with five (5) 1993 model White GMC tractors, seventeen (17) 1994 model White GMC tractors and twelve (12) 1994 model Freightliner tractors, further described on Schedule 1.1(h)(2) hereto; and
(3) the leasehold interest with a purchase option between Seller and Tyson Corp. concerning a mobile office located at the Crane Facility, a copy of the agreement concerning which is attached hereto as Schedule 1.1(h)(3) (collectively the "Assumed Leases"). The Assumed Leases are current and in good standing, and all lease payments and other amounts due thereunder have
been paid.     (i)  The New Volvo Tractors.  Twenty (20) new
1995 model White GMC tractors, further described on Schedule 1.1(i) hereto (the "New Volvo Tractors").

1.2 The Excluded Assets. Seller shall retain and shall not transfer to Buyer any of the following assets used in or relating to the operation of the Business (collectively the
"Excluded Assets"):          (i)  any accounts receivables
(except as provided in Section 1.1 (f) (7) immediately above) or other accrued rights to payments, including but not limited to insurance deposits, highway use tax deposits and credits, fuel tax deposits and credits, fuel system deposits, and other
deposits;          (ii) any leases other than the Assumed
Leases;          (iii)     any employment agreements of Seller,
         (iv) cash, certificates of deposit and other cash
equivalents;           (v)  employee advances and prepaid
employee benefits;          (vi) all corporate books and records
in existence at the Closing; and          (vii)     financial
statements, books of accounts, general ledgers, and tax records
in                    existence at Closing.

1.3  Purchase Price.     (a)  In full consideration for the
purchase of the Assets and the covenant of Seller and Seller's Parent Company not to compete with Buyer contained in Section
6.2 hereof, and upon the terms and subject to the conditions set forth in this Agreement, Buyer shall pay the purchase price described in subparagraph (b) below, payable to Seller by wire transfer to a bank account designated by Seller at the Closing.
    (b) The purchase price for the Assets (the "Purchase Price") shall be $2,987,753 subject to revision and adjustment as provided herein below and Section 1.10 below. The Purchase Price was calculated as set forth in Schedule 1.3, and the Assumed Obligations are based upon an examination of Seller's books and records as of August 9, 1995. The Purchase Price is subject to revision and adjustment as to the actual amount of
the Assumed Obligations as of the Closing Date.   Seller and
Buyer hereby covenant and agree that the allocation of the Purchase Price set forth in Schedule 1.3 shall be controlling for purposes of determining any federal, state, local or foreign income tax consequences resulting from the transactions contemplated by this Agreement. The parties further covenant and agree not to take or adopt with any taxing authority in any jurisdiction an income tax position which is materially inconsistent with such allocation, unless a party reasonably determines that such a position is necessary or required in order to comply with a jurisdiction's income tax laws or regulations, or in order to avoid civil or criminal sanctions, including interest and penalties. Seller and Buyer shall cooperate with each other in meeting the requirements of Section 1060 of the Internal Revenue Code of 1986, as amended, and shall each file I.R.S. Form 8594 in accordance with applicable rules and regulations. Seller's employer identification number is 55-0536462. Buyer's employer identification number is 13-3491658.

1.4  Instruments of Transfer and Conveyance.     (a)  The sale,
conveyance, transfer, assignment and delivery of the Assets as herein provided, shall be effected by delivery by Seller at the Closing of such bills of sale, deeds, endorsements, assignments, certificates or other instruments of transfer and conveyance, in form and substance reasonably satisfactory to Buyer and its counsel, as shall be effective to vest in Buyer the Assets.

     (b) Seller agrees that it will on, and, from time to time after, the Closing Date, upon the request of Buyer, promptly do, execute, acknowledge and deliver and will cause to be done, executed, acknowledged and delivered, all such further acts, certificates, assignments, transfers, conveyances, powers of attorney, assurances, and other documents as may be reasonably necessary or advisable in the opinion of Buyer's counsel to vest
in Buyer the Assets.     (c)  This Agreement shall not be deemed
to constitute an agreement to assign any Asset if the attempted assignment of such Asset would constitute a breach thereof or would in any way adversely affect the rights of Buyer thereto. Seller shall use its best efforts to cause to be obtained the consent of any other party to a claim, license, lease, purchase order or other contract to Buyer; provided, however, that if Seller shall fail to obtain any such consent, and thereafter Seller shall receive any payment from such unconsenting person that, had such consent been obtained would have been owed to Buyer, then Seller shall promptly pay over to Buyer the proceeds of such payment. Seller shall not take any action, or permit any action to be taken by others subject to its control, including without limitation its licensees, or fail to take any action that would adversely affect the validity or enforcement of any rights under any license or agreement sold, assigned and transferred to Buyer pursuant to this Agreement.

1.5  Assumption of Liabilities of Seller.     (a)  On the terms
and subject to the conditions set forth herein, Buyer will assume and agrees to pay, perform and discharge only the obligations and liabilities arising out of or attributable to the Assets from and after the Closing Date and those contracts, agreements, commitments and leases listed on Schedule 1.5.
Buyer shall not assume any obligations or liabilities of Seller under or in connection with such contracts, agreements, commitments or leases in respect of any matters occurring on or prior to the Closing Date or included in the Excluded Assets.
 (b) Except as expressly set forth in Section 1.5(a) above, Buyer will not assume or perform any liabilities or obligations of Seller or with respect to the Assets, including without limitation any of the following obligations and liabilities:
     (i) any liability or obligation of Seller for federal, state, local or other taxes, assessments or governmental charges (including interest and penalties thereon);

          (ii) any liability or obligation of Seller for or in respect of any loan or indebtedness to or for the benefit of any
person, partnership, or corporation;          (iii)     any
liability or obligation of Seller with respect to termination or dismissal prior to the Closing Date by Seller of any employee,
representative or agent;           (iv) any liabilities or
obligations for any pension, profit sharing or benefit plan or related trust covering any of the employees of Seller and any liability or obligation thereunder or with respect thereto;
    (v) any liabilities or obligations for wages, (including, without limitation, bonuses, salaries and commissions), sick leave, vacation pay, retirement and severance benefits, and all other forms of compensation or benefits due and payable by Seller to its employees or accrued in respect of service with Seller or other claims of any employees of Seller based on
events occurring on or before the Closing Date;          (vi)
any liability or obligation arising out of, based upon or resulting from any claims or lawsuits arising out of the conduct of the Business on or before the Closing Date, including, without limitation, claims based on negligence, breach of warranty or product liability or service liability in respect of products manufactured or assembled or services rendered by
Seller on or before the Closing Date; and          (vii)     any
liability or obligation arising out of, based upon or resulting from the Assets and/or the conduct of the Business on or before the Closing Date.

     (c) Notwithstanding Sections 1.5(a) and 1.5(b) above, the parties agree that Seller shall be responsible for completing all shipments that are picked-up at the customer location on or before midnight on the date preceding the Closing Date through the time that such shipments are unloaded at the shipment destination. Seller shall be entitled to all accounts receivable or other rights to payment generated after the Closing Date with respect to such shipments and shall be responsible for all costs related to such shipments, including but not limited to costs such as driver and owner-operator settlement and any related tax obligation, agent commissions, fuel and mileage taxes, load related special permits, tolls, bridge fees, any cargo, public liability or workers compensation related claims, and income or franchise taxes. Seller shall be responsible for all repair, maintenance, tire expense and fuel expense relating to any tractors or trailers included in the Assets used to make such shipments from and after the Closing Date.

1.6  Further Agreements.     (a)  Immediately after Closing,
Seller shall amend its Certificate of Incorporation and change the operation of its businesses so as to cease all use of the name C. I. Whitten Transfer Company, and similar names, except for purposes of collecting debts owed to Seller, liquidating debts of Seller, and completing contracts for trucking services in progress on the Closing Date or to which Seller is committed and cannot assign to Buyer, and shall do or cause to be done all such acts and things necessary to effect such change. Seller shall from time to time give all reasonably requested consents or approvals, to the extent Seller has the right to do so, and take such other steps as reasonably requested to permit Buyer
the use of such names.     (b)  Seller has furnished complete
and accurate schedules and lists of equipment to be sold, conveyed and transferred to Buyer hereunder, which equipment is listed on Schedules 1.1(a), 1.1(b), 1.1(c), 1.1(f) and 1.1(i)
hereof.     (c)  Seller and Buyer will each bear their
respective legal, accounting and other expenses incurred in connection with this Agreement, any actions taken prior to its execution and in contemplation thereof, and actions taken under this Agreement or in connection with the transactions
contemplated hereby.     (d)  Buyer shall pay all sales, use or
gross receipts taxes applicable to the transfer of Assets pursuant to this Agreement. Buyer shall pay all transfer, stamp, documentary, title and recording taxes or fees (other than sales, use or gross receipts taxes), applicable to the transfer of Assets under this Agreement. Personal property taxes, if applicable to any of the Assets, shall be prorated
between the parties as of Closing.     (e)  Buyer shall
cooperate in obtaining the release of any guarantees of the Assumed Leases made by Seller's Parent Company and will offer Buyer's own guaranty in lieu thereof. In the event that any lessor refuses to release Seller's Parent Company from such guaranty, Buyer will indemnify Seller's Parent Company for any loss, damage, liability, payment of obligation or expenses including without limitation, reasonable legal fees, arising out
of any such guaranty after the Closing Date.     (f)  Seller
shall cooperate with Buyer or Buyer's assignee in completing any filing of any notice of exemption with the Interstate Commerce Commission ("ICC") and any application for temporary authority to operate Seller's motor carrier properties during the pendency of the notice of exemption proceeding; provided, however, that any failure to obtain any required ICC approval by September 1, 1995, shall not excuse Seller from completing the purchase of the Assets other than Seller's operating rights issued by the ICC.

1.7 Operation of the Business Until Closing Date. It is understood and agreed that the ownership of the Assets, risk of loss, and control of the Business shall be vested exclusively in Seller until the Closing shall have occurred hereunder, whereupon it shall exclusively vest in the Buyer subject to the provisions of Section 1.5 (c) above.

1.8 Closing. The closing hereunder (the "Closing") shall be held at the offices of Seller on August 28, 1995 at 10:30 AM, or such other time and place as Buyer and Seller may agree upon in writing (the "Closing Date"). All transactions contemplated by this Agreement to occur at Closing shall be deemed to take place simultaneously as of the close of business on the date of Closing, and such shall be deemed effective only upon fulfillment of all terms, conditions (unless waived by the party not required to comply with such terms and conditions) and transactions contemplated by this Agreement. At Closing:
(a)  Seller will deliver to Buyer the instruments and documents
set forth in Section          1.4.     (b)  Buyer will deliver
or cause to be delivered the Purchase Price specified in Section
         1.3 (b) hereof.     (c)  Each party will execute and
deliver all documents and agreements required to be
executed and delivered at or prior to Closing.     (d)  Each
party will deliver to the other such other certificates,
assignments, consents,          and other documents as
reasonably be requested by the other party to evidence compliance with the terms hereof.

Simultaneously with such delivery, Seller will use its best efforts and take all other action as may be necessary to put
Buyer in possession and control of the Assets.

1.9 Escrow for Real Estate Purchase. If in the event that as of the Closing Date, as to the real estate owned by Seller situated in Greene County, Indiana, as described in Section 1.1(e) hereof and further described on Schedule 1.1(e), (a) Buyer has not completed its environmental due diligence, or (b) if Buyer has completed its environmental due diligence and has accepted the property but the real estate transaction is not otherwise ready for closing because of such legal matters as (but not limited to) surveys, title examinations, issuance of title policies, and preparation of legal documents, then the sum of $175,000 shall be withheld from the Purchase Price and placed in escrow pending closing of said real estate transaction.

1.10 Proration of Rental Payments and Federal Highway Use Taxes.
    (a) At Closing, equipment lease and property rent payments shall be prorated on an actual calender day basis, with either Buyer or Seller receiving credit for payments made, as an adjustment to the Purchase Price, depending upon whether said
payments are made in advance or in arrears.     (b)  Federal
Highway Use Taxes paid on tractors sold to or assumed by Buyer hereunder shall be prorated on an actual calender day basis, with either Buyer or Seller receiving credit for payments made, as an adjustment to the Purchase Price, depending upon whether made in advance or in arrears.

1.11 Reimbursement for Certain Licenses.  Notwithstanding
Section 1.1(f)(2) hereinabove, Buyer shall reimburse Seller for the unexpired value (prorated on an actual calendar day basis) of any tractor or trailer licenses purchased on or after June 30, 1995 and transferred to Buyer with tractors or trailers sold to or assumed by Buyer hereunder.

2. REPRESENTATION AND WARRANTIES OF SELLER. Seller represents and warrants and covenants to Buyer as follows:

2.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power to carry on its business as now conducted and to own or lease and operate its properties and is duly qualified to do business in all jurisdictions in which the nature of its business or ownership or leasing of property requires such a qualification or the failure to so qualify would have a material and adverse effect on the Assets, the Business or the financial prospects of the Business.

2.2 Authorization; No violation. Seller has all necessary corporate power to execute and deliver this Agreement and to carry out its obligations hereunder, and the execution and delivery of this Agreement and performance of the transactions contemplated hereby have been duly authorized. This Agreement has been duly executed by Seller of and constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors, rights in general or general principles of equity. The execution and delivery of this Agreement and the consummation of Seller's obligations contemplated hereby will not conflict with or constitute a violation of or default under any term or provision of the Certificate of Incorporation or by-laws of Seller, or conflict with, result in a breach , or violation of or constitute a default under (i) any term or provision of any mortgage, indenture, lease, agreement or instrument, permit, concession, grant, franchise, license, or any judgment, order, or decree binding on Seller or, (ii) any statute, law, ordinance, rule or regulation applicable to Seller, the Business or the Assets. Such execution, delivery and consummation will not result in the creation of any lien, charge, mortgage, encumbrance, or security interest upon the Business or the Assets. Except for such consents, approvals, orders, authorizations, or waivers that have been duly obtained and are unconditional and such notices, registrations, declarations or filings that have been given or made, and approval of the ICC, no consent, approval, order or authorization of or registration declaration or filing with, any person, entity or governmental authority is required in connection with Seller's execution and delivery of this Agreement or the consummation of Seller's obligations contemplated herein, which requirement, if not met, would have a material adverse effect on Buyer's operation of the Business after the Closing Date.

2.3 Financial Solvency. After the Closing, the sum of the Purchase Price and the liquidation value of the Excluded Assets, including without limitation all deposits, credits and cash not being conveyed to Buyer, are sufficient to pay Seller's obligations to its unsecured creditors as of the Closing.

2.4  Absence of Changes.  Since July 31, 1995, except as set
forth in Schedule 2.4 hereto:     (a)  Seller has not undergone
any material adverse change in condition (financial or otherwise), properties, assets, liabilities, business or
operations;     (b)  Seller has not mortgaged, pledged or
subjected to any lien, lease, security interest or other charge or encumbrance any of its properties or assets, tangible or
intangible that are material to the Business;     (c)  Seller
has not suffered any material damage, destruction or loss (whether or not covered by insurance) that materially adversely affects its condition (financial or otherwise), properties,
assets, business or operations; and     (d)  the Business has
been conducted in the ordinary course of business, and Seller has complied in all material respects with all laws and obligations applicable to the conduct of its business and used reasonable efforts (including the reasonable exercise of its business judgment) to keep intact its business organization, retain employees, and to preserve the goodwill of Seller's suppliers and customers.

2.5 Taxes. Except as set forth in Schedule 2.5, there are no tax liens against any of the Assets, and there are no federal, state, local or foreign taxes of any kind or nature (i) that are accruing, accrued and unpaid, owed, owing or due but not yet payable by Seller, or for which Seller is or may become liable, and (ii) that could result in or constitute a lien or encumbrance on the Assets subject to this Agreement, or could result in a claim by any taxing authority against Buyer or any of its properties, including the Assets to be acquired hereunder.

2.6  Title and Condition of Assets.       (a)  Seller has, and
on the Closing Date will transfer to Buyer, good and marketable title to the Assets, free and clear of all mortgages, liens, charges or other encumbrances, except for such imperfections of title and encumbrances, if any, as are of record, properly recorded in the appropriate offices or are not substantial in character, amount or extent and which do not materially detract from the value of, or materially interfere with the present or prospective use of, such assets or otherwise materially impair
the operation of the Business.      (b)  The activities carried
on at the Crane Facility or the leased real estate in Cabell County, WV are not in violation of, or in conflict with, any applicable zoning regulation or ordinance. The lease related to the real property referred to in Section 1.1(h)(l) is in good standing, valid and effective in accordance with its respective terms, and there is not under such lease any existing defaults, or any events that, with notice or lapse of time or both, would
constitute a default.       (c)  All tangible personal property
included in the Assets, except for those Assets listed in
Schedule 2.6, are in good operating condition in all material respects, normal wear and tear excepted, are suitable for the purposes for which they are presently being used, perform in all material respects in accordance with the specifications and purposes for which they were designed to be used, and conform in all material respects to applicable laws, rules and regulations.


2.7 Material Contracts. Schedule 2.7 hereto contains a complete and correct list as of the date hereof of all material agreements, leases, contracts, licenses and commitments related to the Business or the Assets to which Seller is a party or by which Seller or the Assets are bound as of the date hereof and which are included in the definition of Assets hereunder, including without limitation (a) sales agency, representative, broker or distribution agreements; (b) agreements, orders or commitments for the purchase of services exceeding $5,000; and
(c) other agreements or obligations which are material to the Business or the Assets. Except as indicated on Schedule 2.7, Seller has delivered or made available to Buyer complete and correct copies of all such written agreements, together with all amendments thereto. Such agreements are in full force and effect, constitute the legal, valid and binding obligations of Seller and the other parties thereto. There are no existing material defaults by Seller under any material agreement listed in Schedule 2.7 by Seller or any other party to such agreements and no event, act or omission has occurred that (with or without notice, lapse of time or the happening or occurrence of any other event) would result in a default thereunder. No other party to any such agreement has asserted the right, and no basis exists for such assertion of any right, to renegotiate the terms and conditions of any such agreement, and no loss of any such agreement could reasonably be expected to create a material loss or material adverse change in the financial condition or prospects of the Business.

 2.8 Intellectual Property. Except as set forth in Section 1.1(f)(5), there are no trade names, trademarks, trademark applications, copyrights, copyright applications or other proprietary rights, that are owned or licensed by Seller and related to or used in the operation of the Business. Seller owns or possesses adequate rights in all trade names, trademarks, copyrights, processes, designs, formulae, trade secrets, know-how and other intellectual property and proprietary rights used in the operation of the Business. Upon the consummation of the transactions contemplated by this Agreement, Buyer shall have all of Seller's rights in such aforesaid trade names, trademarks, copyrights, processes, designs, formulae, trade secrets, know-how and other intellectual property and proprietary rights used in the operation of the Business. There are no pending or threatened claims or litigation against Seller contesting its right to sell or use any product, process, method, part or other materials.
No statute, law, rule, regulation, standard or code exists, is pending or has been proposed, that would prevent or substantially reduce revenues from, or render obsolete, the services provided by Seller or that would otherwise materially and adversely affect the operation of the Business and Seller has not received notice of any of the foregoing. No other person, firm, corporation, government or governmental agency is infringing any trademark, copyright, trade secret or other intellectual property right owned by Seller.

2.9 Litigation. Except as set forth in Schedule 2.9, there are no judicial or administrative actions, suits, proceedings or investigations pending or threatened against the Seller which might materially interfere with any part of the Business as currently conducted by Seller, or that question the validity of this Agreement or any action taken or to be taken pursuant to or in connection with the provisions of this Agreement. Except as set forth in schedule 2.9, there are no outstanding judgments, orders or decrees binding upon or adversely affecting the Assets or the Business.

2.10 Compliance. The Business has been conducted and the Assets operated in compliance in all material respects with all applicable federal, state and local laws and ordinances, together with all regulations and rules applicable thereto (including without limitation all occupational health and safety acts and environmental laws and regulations of all federal, state and local governmental and regulatory bodies having jurisdiction over Seller), and court orders and decrees, and Seller has duly filed all reports required to be filed by it with governmental authorities and has obtained all governmental consents, approvals and authorizations, the failure of which to obtain would have a material adverse effect on the operations, financial conditions or prospects of the Business, and all such consents, approvals and authorizations are in full force and effect. The Business is not conducted under any restriction imposed upon Seller but not imposed upon other persons, firms or corporations conducting similar businesses or operating similar assets for similar purposes by any zoning, environmental, anti-pollution, health or other law, ordinance, or regulation.

2.11 Brokers and Finders. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of Seller in such manner as to give rise to any valid claim against Buyer for any brokerage or finder's commission, fee or similar compensation.

2.12 Pension and Other Employee Plans and Agreements. Except as otherwise expressly agreed, or as Buyer may subsequently agree with respect to any plan maintained by Buyer or any Related Party (as hereinafter defined) or to which Buyer or any Related Party contributes, the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereunder will not result in any current or future obligation or liability (with respect to accrued benefits or otherwise) of Buyer or any Related Party of Buyer to Seller or any affiliate of Seller, or any of their successors or assigns, to any employee or former employee, or any beneficiary of any employee or former employees, of Seller or any affiliate of Seller, their successors or assigns, or to the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or any other person in respect of any employee benefit plans maintained by or for Seller or any affiliate of Seller or any multi-employer plan to which Seller or any affiliate of Seller contributes, is obligated to contribute or has any potential liability with respect thereto. "Related Party" shall mean any trade or business (whether or not incorporated) which is under common control with Buyer within the meaning of Section 4001(b) of the Employee Retirement Income Security Act of 1974, as amended or Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended.

2.13 Labor Relations. Seller has complied in all material respects with applicable laws, rules and regulations relating to the employment of labor, including without limitation those relating to wages, hours, unfair labor practices, discrimination, and payment of social security and similar taxes. Except as described in Schedule 2.13, there are no complaints pending or threatened against Seller before the National Labor Relations Board or any similar state or local labor agency by or on behalf of any employee of Seller; there are no representation questions, arbitration proceedings, labor strikes, slow-downs or stoppages or other labor troubles pending or threatened with respect to any employees of Seller. Except as set forth in Schedule 2.13, no collective bargaining agreement between Seller and any of the employees of Seller engaged in the operation of the Business is in effect.

3. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants and covenants to Seller as follows:

3.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

3.2 Authorization. Buyer has all necessary corporate power to execute and deliver this Agreement and to carry out its obligations hereunder. This Agreement has been duly executed by Buyer and constitutes the valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights in general or general principles of equity.
 The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or constitute a violation of or default under any term or provision of the Certificate of Incorporation or by-laws of Buyer. No consent, approval, order or authorization of or registration, declaration or filing with, any governmental authority is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby by Buyer, other than such approvals or filings that will have been obtained or made prior to the Closing Date.

 3.3 Brokers and Finders. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of Buyer in such manner as to give rise to any valid claim against Seller for any brokerage or finder's commission, fee or similar compensation.

3.4 Litigation. There are no judicial or administrative actions, suits, proceedings or investigations pending which question the validity of this Agreement or any action taken or to be taken pursuant to or in connection with the provisions of this Agreement by Buyer.

3.5  Funds.  Buyer has the funds necessary to pay the Purchase
Price at Closing.

4.   SURVIVAL AND INDEMNIFICATION.

4.1 Survival. The representations and warranties made in Sections 2 and 3 shall survive the Closing for a period of one
(1) year, except that the representations and warranties made in
Section 2.5 shall survive the Closing for the period of the applicable statute of limitations.

4.2  Indemnification.       (a)  Seller and Seller's Parent
Company (collectively the "Indemnitors") shall jointly and severally indemnify Buyer and its directors, officers, employees, shareholders, and agents serving as such after the Closing at the request of Buyer (hereinafter referred to as "Buyers Indemnified Persons"), against, and hold Buyer's Indemnified Persons harmless from, at all times after the date hereof, any and all loss, damage (including without limitation punitive and consequential damages), liability, payment and obligation, and all expenses (including without limitation reasonable legal fees), incurred, suffered, sustained or required to be paid, directly or indirectly, by or sought to be
imposed upon, Buyer's Indemnified Persons:          (1)
resulting from or arising out of any breach of any of the representations or warranties made by the Indemnitors in or pursuant to this Agreement or in any agreement, document of instrument executed and delivered pursuant hereto or in connection with the closing of the transactions hereunder or any breach of a covenant regarding such representations and
warranties;          (2)  resulting from or arising out of any
breach of any covenant made by the Indemnitors in or pursuant to this Agreement, other than with respect of any liability, payment or obligation that Buyer has assumed or for which Buyer
has agreed to be responsible; and          (3)  for any
liability, costs, payments, or obligations, including any civil or criminal penalties, resulting from or arising out of any clean-up, removal or remediation under or pursuant to any federal, state or local law, rule, regulation, policy or common law theory governing environmental or occupational health or safety matters, or founded upon any private right of action or other third party claim in respect of environmental or occupational health or safety matters, on account of any real property owned by or leased by Seller, provided, however, that this indemnification shall not apply to any liability, costs, payments, or obligations, including any civil or criminal penalties, resulting from or arising out of any clean-up, removal or remediation of a condition or matter that did not
exist prior to the Closing Date.     (b)  Buyer's Indemnified
Persons shall not be entitled to assert any claim for indemnification in respect to a breach of any representation or warranty until such time as all claims of Buyer's Indemnified Persons for indemnification exceed $50,000 (the "Basket") in the aggregate, at which time all claims of the Buyer's Indemnified Persons for indemnification with respect to breaches of representations and warranties in excess of the Basket may be asserted; provided however that this limitation on claims shall not apply to adjustments made to Purchase Price as provided in this Agreement, which adjustments shall be paid by Seller promptly, nor to any of the obligations of Seller enumerated in
Section 1.5(b) hereof.     (c)  Buyer's Indemnified Persons
shall give the Indemnitors written notice of any claim made pursuant to Section 4.2(a) above. Any such claims made shall be presented within one (1) year of the Closing or shall thereafter be barred; provided, however, that claims presented pursuant to
Section 2.5 may be presented at any time, without limitation, following the Closing.

5. EMPLOYEE MATTERS. Buyer shall have no liability or obligation with respect to any employee of Seller by reason of this Agreement or the purchase of the Assets.

6.   CONFIDENTIALITY AND NON-COMPETE.

6.1 Business and Technical Information. Seller and Seller's Parent Company agree to keep confidential any and all business and technical information related to the Business and Assets, including, but not limited to, sources of supply, markets, marketing methods, customers, trade secrets, processes, designs, intellectual property, and proprietary rights of Seller on the date hereof developed by or for Seller. The provisions of this
Section 6.1 shall continue to apply for a period of five (5) years after the Closing, but shall not apply to information that
(1) comes into the public domain other than through the actions of Seller or Seller's Parent Company, (2) Seller or Seller's Parent Company is legally obligated to disclose or (3) is received by Seller or Seller's Parent Company subsequent to Closing from a third party without obligation of confidentiality or non-use.

6.2  Non-Compete.     (a)  Seller and Seller's Parent Company
agree that neither shall, without Buyer's prior written consent for a period of five (5) years after Closing, engage directly or indirectly in the business of a truckload carrier of munitions, classes A and B explosives, articles designated sensitive by the United States government, for the account of the United States Department of Defense, and hazardous waste materials as defined for the purposes of the Solid Waste Disposal Act, as amended by the Resource Conversation and Recovery Act of 1976, as amended.
   (b) Although restrictions contained in Section 6.2 hereof are considered by the parties hereto to be fair and reasonable in the circumstances, it is recognized that restrictions of the nature contained in Section 6.2 may fail for technical reasons, and accordingly if any of such restrictions shall be adjudged to be void or unenforceable for whatever reason, but would be valid if part of the wording thereof were deleted, or the period thereof reduced or the area dealt with thereby reduced in scope, the restrictions contained in Section 6.2 shall apply, at the election of Buyer, with such modifications as may be necessary to make them valid, effective and enforceable in the particular jurisdiction in which such restrictions are adjudged to be void
or unenforceable.     (c)  If a violation of any covenant
contained in this Section 6.2 occurs or is threatened, Buyer represents that it may be irreparably damaged by any breach of any covenant contained in this Section 6.2 and that the remedy of damages at law for any such breach may be inadequate, and that Buyer, in addition to any other relief available to it, may be entitled to temporary, preliminary or permanent injunctive relief.

7. CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS. The obligations of Buyer under this Agreement are subject to the fulfillment to the reasonable satisfaction of Buyer prior to or at the Closing of each of the following conditions, any of which may be waived in writing by Buyer:

7.1 Representations and Warranties. The representations and warranties made by Seller in this Agreement (including all exhibits and schedules hereto) or in any statement, list or certificate furnished pursuant hereto, shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the time of the Closing except as specifically provided for herein.

7.2 Performance by Seller; Certificate. Seller shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing, and shall deliver to Buyer a certificate signed by an appropriate officer of Seller dated the Closing Date, certifying to the fulfillment of the foregoing.

7.3 Absence of Litigation. No judgment, order, or decree shall have been entered against Seller, and no action or proceeding shall have been instituted or threatened prior to or at the date of Closing before any court or governmental body or authority that could have a material adverse effect upon the Assets or the operations, financial condition or prospects of the Business or that seeks to restrain, enjoin or hinder, or that seeks material damages on account of, the transactions contemplated hereby, the result of which could enjoin or prohibit or make illegal or void the consummation of such transactions or which could be materially adverse to the Business or the Assets.

 7.4 Approval of Proceedings: Documentation. All corporate and other proceedings in connection with the transactions contemplated by this Agreement, and all certificates, and other documents delivered hereunder shall be reasonably satisfactory in form and substance to Buyer and its counsel.

7.5 Consents. Seller shall have obtained and exhibited to Buyer evidence, in form and substance reasonably satisfactory to counsel to Buyer, all consents required to transfer the Assets.

7.6 No Change in Law. There shall have not been proposed or enacted any statute, rule, regulation, policy or guideline, or any change in any existing statute, rule, regulation, policy or guideline, that prohibits or delays, or threatens to prohibit or delay, the performance of the transactions contemplated by this Agreement or any document delivered pursuant hereto, or that changes, or threatens to change, in a materially adverse manner, the operations, financial condition or prospects of the Business..

7.7 Instruments of Transfer. Seller shall have duly executed and delivered to Buyer the instruments of transfer required to be delivered pursuant to Section 1.4(a) hereof'.

8. CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS. The obligations of Seller under this Agreement are subject to the fulfillment to the reasonable satisfaction of Seller prior to or at the Closing of each of the following conditions, any of which may be waived in writing by Seller:

8.1 Representations and Warranties. The representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the time of Closing except as specifically provided for herein.

 8.2 Performance by Buyer; Certificate. Buyer shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing, and shall deliver to Seller a certificate signed by an appropriate officer of Buyer dated the Closing Date, certifying to the fulfillment of the foregoing.

8.3 Absence of Litigation. No action or proceeding shall have been instituted or threatened prior to or at the date of Closing before any court or governmental body or authority pertaining to the transactions contemplated hereby, the result of which could enjoin or prohibit or make illegal or avoid the consummation of such transactions and no judgment order, or decree shall have been entered against Buyer enjoining or prohibiting such transactions.

8.4 Approval of Proceedings; Documentation. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all opinions, certificates and other documents delivered hereunder shall be reasonably satisfactory in form and substance to Seller and its counsel.

8.5 No Change in Law. There shall have not been proposed or enacted any statute, rule, regulation, policy or guideline, or any change in any existing statute, rule, regulation, policy or guideline, that prohibits or delays, or threatens to prohibit or delay, the performance of the transactions contemplated by this Agreement or any document delivered pursuant hereto.

8.6  Purchase Price.  Buyer shall have delivered the Purchase
Price pursuant to Section 1.3(a).

9. INTERIM CONDUCT OF BUSINESS. From the date hereof to the Closing, except as contemplated by this Agreement or the schedules and exhibits hereto, or otherwise consented to by
Buyer in writing, Seller will:     (a)  carry on the Business in
the ordinary course in substantially the same manner as heretofore and, to the extent consistent with such business, use reasonable efforts to preserve intact the present business organizations, keep available, if reasonably possible, the services of the present employees, and preserve goodwill and relationships with customers and suppliers of the Business, so that they will all be available to Buyer after the Closing;
(b) maintain in all material respects all of the material Assets in the same repair, order and condition in all material respects except for depletion, depreciation, ordinary wear and
tear and damage by unavoidable casualty;     (c)  perform in all
material respects all obligations of Seller under licenses, leases, agreements, contracts, and instruments relating to or
affecting the Business;     (d)  maintain the books of account
and records of Seller with respect to the Business and the
Assets in the ordinary course;      (e)  comply in all material
respects with all statutes, laws, ordinances rules and regulations applicable to Seller in the conduct of the Business;
and     (f)  not enter into or assume any agreement, contract or
commitment of the character referred to in clauses (a) through
(c) of Section 2.7 hereof, except in the ordinary course of
business;      (g)  not take, or permit or suffer to be taken,
any action which is represented and warranted in Section 2.4 not to have been since July 31, 1995.

10.  POST-CLOSING COVENANTS.

10.1 Further Assurances. From and after the Closing Date, Buyer and Seller agree to take all such further action and to execute such other documents, instruments or certificates as may be reasonably requested by the other party hereto in order to carry out the transactions contemplated by this Agreement; provided, however, that preparation and filing of any and all necessary documentation for the transfer of intellectual property rights, including but not limited to trade names, trademarks, service marks and copyrights, will be the sole responsibility of Buyer; provided, further, Seller will, at no cost to Buyer, cooperate in providing all necessary information to prepare such documentation and in signing all necessary documents to transfer such property rights as requested and in assisting Buyer in obtaining consents to the assignment of contracts not obtained prior to the Closing Date and Seller will cooperate in providing all necessary information and will execute and deliver to Buyer all certificates, instruments, and agreements as may be requested by Buyer or a title company engaged by Buyer for the purpose of Buyer's obtaining title insurance on the real property to be transferred to Buyer pursuant to this Agreement.

10.2 Cooperation. Seller will cooperate with Buyer and Buyer will cooperate with Seller after the Closing in connection with any matters relating to this Agreement, the transactions contemplated hereby, any tax disputes under Section 2.5 and with respect to the Assets. Without limiting the foregoing, each party will permit reasonable access to any records or other relevant documents in the other party's possession or control as they relate solely to the Assets or the transactions contemplated hereby.

10.3 Payments; Mail. If, after the Closing Date, Seller shall receive any payment due Buyer on account of any Asset required to be transferred to Buyer pursuant to this Agreement, or Buyer shall receive any payment on account of any asset retained by Seller pursuant to this Agreement, then Seller or Buyer, as the case may be, shall, promptly upon receipt pay over to the other party the proceeds of such payment. Seller agrees to deliver to Buyer promptly upon receipt all mail it receives relating to the Assets. Buyer agrees to deliver to Seller promptly upon receipt all mail addressed to Seller or relating to assets or the business retained by Seller.

11.  MISCELLANEOUS PROVISIONS.

11.1 Entire Agreement. This Agreement, together with the schedules and exhibits hereto and the agreements executed and delivered as contemplated herein, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein.

11.2 Amendment; Waiver. This Agreement may be amended by the parties hereto at any time, but only by an instrument in writing duly executed and delivered on behalf of each of the parties hereto. No waiver of any term or condition of this Agreement shall be effective unless in writing and signed by the party making such waiver. A waiver of any breach of any of the terms or conditions of this Agreement shall not in any way be construed as a waiver of any subsequent or other breach, nor shall the delay or failure by any party to exercise its rights hereunder be deemed a waiver of such rights.

11.3 Headings. Section headings are not to be considered part of this Agreement and are included solely for convenience and are not intended to be full or accurate descriptions of the contents thereof. References to Sections are to portions of this Agreement unless the context requires otherwise.

11.4 Exhibits, etc. Exhibits, schedules and other documents referred to in this Agreement are an integral part of this Agreement. If and to the extent that any provision of any of the exhibits hereto is inconsistent with or susceptible of a difference construction that any provision of this Agreement, the language of such exhibit shall govern the construction and interpretation thereof.

11.5 No Third Party Beneficiary. This Agreement is not intended to confer any right or benefit on any other person.

11.6 Assignment, Successors and Assigns. This Agreement may not be assigned by Seller or Buyer without the prior written consent of the other party; provided, however, that Buyer may, without such consent, assign all or any portion of its rights to purchase the Assets as set forth herein to one or more wholly-owned subsidiaries of Buyer. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective transferees, successors and assigns.

11.7 Notices, etc. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, first-class postage prepaid:

     (a)  If to Seller or Seller's Parent Company:
Attn: Chief Financial Officer          Intrenet, Inc.
400 Teche Center Drive          Suite 200          Milford, OH
45150

and a copy to:

          David C. Worrell, Esq.          Baker & Daniels
  300 North Meridian St.          Suite 2700
Indianapolis, IN 46204

     (b)  If to Buyer:          Attn: Daryl Deel          TRISM,
INC.          P.O. Box 113          E. 7th Street
Joplin, Missouri 64802

and a copy to:

          J. Michael May, Esq.          TRISM, INC.          301
Commerce St., Suite 1101          Fort Worth, TX 76102

11.8 Expenses.   Whether or not the transactions contemplated by
this Agreement are consummated, each party will pay its own fees, expenses, and disbursements and those of its counsel and other advisors in the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

11.9 Severability. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable, the remaining provisions shall remain in full force and effect.

11.10 Public Announcements. Neither party will make any press release or other announcement respecting this Agreement without the consent of the other party, which consent shall not be unreasonably withheld, unless a party refuses to consent and the party desiring to make the release or other announcement is advised by its counsel that the release or other announcement is required to comply with any statute, law or regulation.

11.11 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.12 Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

TRISM, INC.

 by:       /s/James M. Revie Name:     James M. Revie Title:
Chairman of the Board

 C. I. Whitten Transfer Company

 by:       /s/ Jackson A. Baker Name:     Jackson A. Baker
Title:    Chairman of the Board

 Intrenet, Inc.

by:       /s/ Jackson A. Baker Name:     Jackson A. Baker Title:
   President and CEO                            Schedules

1.1(a) -  The Used Tractors 1.1(b) -  The Trailers 1.1(d) -  The
QualComm Units 1.1(e) -  Greene County, Indiana (Crane Facility)
1.1(f)    -    Other Miscellaneous Assets 1.1(g) -  The Drivers
1.1(h)(1) -    Cabell County, WV Lease 1.1(h)(2) -    The
Assumed Lease Tractors 1.1(h)(3) -    Tyson Corp. Rental
Agreement 1.1(i) -  The New Volvo Tractors

1.3    -  Calculation of Purchase Price and Allocation 1.5    -
Seller's Liabilities, Contracts, Agreements and Leases to be Assumed by Buyer

2.4    -  Changes in Financial Condition or Assets 2.5    -
Taxes 2.6    -  Exceptions to Condition of Assets 2.7    -
Material Contracts 2.9    -  Litigation 2.13   -  Labor Relations